X-CHANGE FINANCIAL ACCESS, LLC

FINANCIAL STATEMENT
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO SEC RULE 17a-5
AND CFTC REGULATION 1.10

DECEMBER 31, 2019
(Available for Public Inspection)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65860

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

X-CHANGE FINANCIAL ACCESS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 South Financial Place, Suite 2900
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David E. Oulvey	**(312) 583-0834**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

X CHANGE FINANCIAL ACCESS LLC

OATH OR AFFIRMATION

I, David E. Oulvey _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access, LLC _____ , as of December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



OFFICIAL SEAL
BRIDGET KLOAK
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/14/21

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
X-Change Financial Access, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of X-Change Financial Access, LLC (the "Company") as of December 31, 2019, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplemental schedule (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of X-Change Financial Access, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of X-Change Financial Access, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to X-Change Financial Access, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as X-Change Financial Access, LLC auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of X-Change Financial Access, LLC's financial statement. The supplemental information is the responsibility of X-Change Financial Access, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2020

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 5,647,811
Brokerage fees receivable	6,855,146
Receivable from clearing organization	1,065,660
Receivable from exchange	284,654
Receivables from broker-dealers and futures commission merchants	697,319
Other assets	686,182
TOTAL ASSETS	**$ 15,236,772**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 1,531,172
Commissions payable	1,926,174
Guaranteed payments payable	2,440,139
Total Liabilities	5,897,485
Member's Capital	9,339,287
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 15,236,772**

See accompanying notes.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), an Illinois limited liability company, was organized on April 9, 2001. The Company is owned 100% by XFA Holdings, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The company is a member of the Chicago Board Options Exchange (CBOE) which is also its DEA. It is also a member of NYSE ARCA, NYSE American, MIAX, CFE and NYSE ISE. The Company is a clearing member of the Options Clearing Corporation (the "OCC"). The company is registered as an Introducing Broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The company's principal business activity is executing securities, commodity futures and options transactions on an agency basis.

Securities Transactions - Brokerage fee income is recorded at the time of the transaction. Futures commission revenue and related expenses are recognized on a trade-date basis.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers. That guidance was amended to require broker-dealers to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Each time a customer enters into a buy or sell transaction, the Company charges a brokerage commission. Brokerage income and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company. Brokerage related expenses, including commissions or fees paid to internal and external parties, are recognized when incurred.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions. In the event the counterparties do not fulfill their

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2019, a significant credit concentration consisted of cash balances with BMO Harris Bank of approximately $5.5 million. Management believes the Company does not have significant exposure to any credit risk on cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for leases – In February 2016 the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning January 1, 2019 and elected to use the effective date as the date of initial application. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information see Note 8—Commitments. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease classification and initial direct costs. In addition the Company has elected to apply the short-term lease exception for lease arrangements with maximum lease terms of 12 months or less. The Company elected to not apply the use-of-hindsight practical expedient and the practical

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

expedient relating to land easements is not applicable. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows. At adoption, the Company recognized a lease liability of $321,708, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liability are based on current period interest expense and cash payments. The company also recognized a ROU asset of $288,591 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When applicable, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

At December 31, 2019, the Company had no assets or liabilities classified as Level 1, Level 2 or Level 3.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan.

NOTE 4 - INCOME TAXES

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the Parent. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2016, 2017 and 2018. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined.

At December 31, 2019, the Company's net capital and required net capital were $7,539,304 and $250,000, respectively.

Additionally, as a clearing member of the Options Clearing Corporation (the"OCC"), the Company is required to maintain net capital of $2,500,000.

NOTE 6 - FINANCIAL INSTRUMENTS

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects

NOTE 6   FINANCIAL INSTRUMENTS - *(Continued)*

derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not engage in the proprietary trading of derivatives.

The Company engaged in futures non-clearing activities in which counterparties primarily include broker-dealers, other futures commission merchants and other brokers.   In the event counterparties did not fulfill their obligations, the Company could have been exposed to risk. The risk of default depended on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7   GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements.   ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of a clearing organization that clears derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligation would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under the membership agreement cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under the agreement is remote.

NOTE 8 - COMMITMENTS

The Company leases its primary business location in Chicago under an operating lease through April 2021. The Company is also subject to its proportionate share of the building's operating expenses.

The following table presents the maturities of lease liabilities under the Company's operating lease:

Year Ending December 31,2019	Totals
2020	$ 163,348
2021	54,894
Total lease payments	218,242
Imputed interest	(7,889)
Present value of lease liabilities	$ 210,353

The Company used an incremental borrowing rate of 6% to determine the present value of the lease liability.

At December 31, 2019, the ROU asset totaled $170,360 and is included in other assets in the statement of financial condition. The lease liability totaled $210,353 and is included in accounts payable and accrued expenses in the statement of financial condition.

NOTE 9 – SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through February 26, 2020, the date the financial statements were issued, noting no events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULE

Note: The Company is exempt from provisions of SEC Rule 15c3-3. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3 and the Information relating to the Possession or Control Requirements under Rule 15c-3-3 have not been provided.

X-CHANGE FINANCIAL ACCESS LLC

COMPUTATION OF NET CAPITAL (SEC)

DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Total member's capital		$ 9,339,287
Deductions:		
Non-allowable assets:		
Brokerage fees receivable	$ 722,453	
Receivables from broker-dealers and futures commission merchants	533,303	
Other assets	515,823	1,771,579
Haircut on money market fund		28,404
NET CAPITAL		$ 7,539,304

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 0
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 7,289,304

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II Filing as of December 31, 2019.